DLA Piper Rudnick Gray Cary US LLP 701 Fifth Avenue Suite 7000 Seattle, Washington 98104-7044 T 206.839.4823 F 206.839.4801 W www.dlapiper.com

April 17, 2006	OUR FILE NO. 350863-000009

Via EDGAR and United Parcel Service

Ms. Peggy A. Fisher

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Northstar Neuroscience, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 29, 2006

Registration No. 333-132135

Dear Ms. Fisher:

This letter is submitted on behalf of Northstar Neuroscience, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (filed March 29, 2006, Registration No. 333-132135) (the “Amendment No. 1”), as set forth in your letter to Alan J. Levy dated April 11, 2006. We are filing via EDGAR under separate cover Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to the Staff’s comments. For reference purposes, the text of your letter dated April 11, 2006 has been reproduced herein (in bold), with the Company’s response below each numbered comment.

Graphics

1.	Please increase the font size of the cautionary language that appears in the middle of your graphics so that it is more legible and clearly states that the product is not yet approved by the FDA.

Company Response: In response to the Staff’s comment, the Company has revised the cautionary language that appears in the middle of the graphic on the inside front cover of the prospectus contained in Amendment No. 2 to increase the font size and read as follows: “CAUTION: Investigational device not approved by the FDA for commercial sale.”

Serving clients globally

Ms. Peggy A. Fisher

April 17, 2006

Page Two

If we are unable to complete our EVEREST or other trials, or if we experience significant delays … page 10

2.	We note that your expectations as to reaching the primary endpoint of the EVEREST trial has been delayed until the first quarter of 2008. Please elaborate on the material factors that led to this delay.

Company Response: In response to the Staff’s comment, the Company has added a new last sentence to the end of the first paragraph under the risk factor entitled “If we are unable to complete our EVEREST or other trials, or if we experience significant delays …” on page 10 of Amendment No. 2, which reads as follows: “We recently extended the date of completion of the EVEREST trial by one quarter to account for delays in bringing additional clinical sites on-line.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

3.	Please refer to our prior comment 10. We see you expanded disclosure for the period through December 31, 2005. Please revise to expand your discussion further through the date of the registration statement.

Company Response: In response to the Staff’s comment, the Company has expanded its disclosure under the heading “Stock-Based Compensation” of the Management’s Discussion and Analysis section on page 34 of Amendment No. 2 to include disclosure through the date of Amendment No. 2.

Principal Shareholders, page 78

4.	We note the additional disclosure you have made in response to prior comment 7. Please continue your revisions to identify the natural person(s) with voting or investment control over the shares held by VNI Investors Inc. For example, if voting or investment control over the shares held by those entities is maintained by those company’s respective board of directors, please include appropriate disclosure.

Company Response: In response to the Staff’s comment, the Company has revised footnote 5 to the “Principal Shareholders” table on page 80 of Amendment No. 2 to identify the natural persons with voting or investment control over the shares held by VNI.

Ms. Peggy A. Fisher

April 17, 2006

Page Three

Articles of Incorporation and Bylaw Provisions, page 83

5.	We do not see the provisions that you have described in the second to last bullet point of this section in the Amended and Restated Articles of Incorporation that you have filed as Exhibit 3.4. Please advise.

Company Response: In response to the Staff’s comment, the Company has deleted the penultimate bullet point under (a) the heading “Articles of Incorporation and Bylaws Provisions” on page 83 of Amendment No. 1, and (b) the risk factor entitled “Anti-takeover defenses that we have in place could prevent or frustrate attempts to change our direction or management” on page 22 of Amendment No. 1.

Item 17. Undertakings, page II-4

6.	Please include the undertakings in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has revised Item 17. Undertakings section on pages II-4 and II-5 of Amendment No. 2 to include the undertakings in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

* * * * *

We and the Company very much appreciate the Staff’s attention to the review of Amendment No. 1. Please do not hesitate to contact the undersigned at (206) 839-4823 or my colleague Trent Dykes at (206) 839-4834 if you have any questions regarding this letter or Amendment No. 2.

Sincerely,

DLA Piper Rudnick Gray Cary US LLP

/s/ Mark F. Hoffman

Mark F. Hoffman

mark.hoffman@dlapiper.com

cc:	Mr. Tim Buchmiller

Ms. Julie Sherman

Mr. Jay Webb

Dr. Alan J. Levy (Northstar Neuroscience, Inc.)

Mr. Raymond N. Calvert (Northstar Neuroscience, Inc.)

Mr. Trenton C. Dykes